Exhibit 99.1

ASUR Announces Total Passenger Traffic for June 2021

Compared with pre-pandemic levels of June 2019, passenger traffic declined 7.1% in Mexico and 15.6% in Colombia, and increased 13.7% in Puerto Rico

MEXICO CITY, July 6, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that that total passenger traffic for June 2021 reached a total of 4.6 million passengers, 5.1% below the 4.8 million passengers reported June 2019 which reflects a lower demand for travel in general and restrictions in certain countries of the world to contain the spread of the COVID-19 virus.

When compared to pre-pandemic levels of June 2019, passenger traffic declined 7.1% in Mexico and 15.6% in Colombia, while traffic in Puerto Rico increased 13.7%.

This announcement reflects comparisons between June 1 through June 30, 2021, from June 1 through June 30, 2020 and June 1 through June 30, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		June		% Chg 2021vs 2020	% Chg 2021vs 2019		Year to date		% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
Mexico	2,887,405	278,443	2,681,950	863.2	(7.1)	17,450,634	8,524,880	12,424,008	45.7	(28.8)
Domestic Traffic	1,419,994	229,108	1,300,432	467.6	(8.4)	7,897,876	3,974,470	6,623,043	66.6	(16.1)
International Traffic	1,467,411	49,335	1,381,518	2,700.3	(5.9)	9,552,758	4,550,410	5,800,965	27.5	(39.3)
San Juan, Puerto Rico	888,007	214,008	1,009,754	371.8	13.7	2,542,116	2,542,116	4,436,229	74.5	74.5
Domestic Traffic	779,040	211,203	953,969	351.7	22.5	2,332,728	2,332,728	4,259,734	82.6	82.6
International Traffic	108,967	2,805	55,785	1,888.8	(48.8)	209,388	209,388	176,495	(15.7)	(15.7)
Colombia	1,036,748	2,544	874,698	34,282.8	(15.6)	5,614,966	2,675,050	3,876,632	44.9	(31.0)
Domestic Traffic	859,643	1,292	727,273	56,190.5	(15.4)	4,757,830	2,274,472	3,329,524	46.4	(30.0)
International Traffic	177,105	1,252	147,425	11,675.2	(16.8)	857,136	400,578	547,108	36.6	(36.2)
Total Traffic	4,812,160	494,995	4,566,402	822.5	(5.1)	25,607,716	13,742,046	20,736,869	50.9	(19.0)
Domestic Traffic	3,058,677	441,603	2,981,674	575.2	(2.5)	14,988,434	8,581,670	14,212,301	65.6	(5.2)
International Traffic	1,753,483	53,392	1,584,728	2,868.1	(9.6)	10,619,282	5,160,376	6,524,568	26.4	(38.6)

Mexico Passenger Traffic
		June			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,419,994	229,108	1,300,432	467.6	(8.4)	7,897,876	3,974,470	6,623,043	66.6	(16.1)
CUN	Cancun	781,998	131,001	799,084	510.0	2.2	4,219,050	2,033,084	4,057,727	99.6	(3.8)
CZM	Cozumel	18,770	387	10,204	2,536.7	(45.6)	98,229	38,287	56,525	47.6	(42.5)
HUX	Huatulco	67,364	2,568	54,752	2,032.1	(18.7)	369,708	151,212	272,255	80.0	(26.4)
MID	Merida	210,980	30,645	156,248	409.9	(25.9)	1,228,490	646,982	791,789	22.4	(35.5)
MTT	Minatitlan	12,122	2,037	8,350	309.9	(31.1)	70,619	33,684	45,511	35.1	(35.6)
OAX	Oaxaca	81,471	13,206	68,796	420.9	(15.6)	467,244	288,964	336,292	16.4	(28.0)
TAP	Tapachula	30,743	10,433	34,148	227.3	11.1	180,920	120,804	184,402	52.6	1.9
VER	Veracruz	116,455	19,501	89,784	360.4	(22.9)	671,981	348,226	464,557	33.4	(30.9)
VSA	Villahermosa	100,091	19,330	79,066	309.0	(21.0)	591,635	313,227	413,985	32.2	(30.0)
International Traffic		1,467,411	49,335	1,381,518	2,700.3	(5.9)	9,552,758	4,550,410	5,800,965	27.5	(39.3)
CUN	Cancun	1,400,407	44,418	1,291,026	2,806.5	(7.8)	8,995,343	4,209,900	5,450,301	29.5	(39.4)
CZM	Cozumel	26,475	1,812	43,133	2,280.4	62.9	229,186	130,601	170,071	30.2	(25.8)
HUX	Huatulco	3,374	95	3,456	3,537.9	2.4	101,068	77,397	11,664	(84.9)	(88.5)
MID	Merida	16,394	1,393	21,883	1,470.9	33.5	106,672	62,754	77,768	23.9	(27.1)
MTT	Minatitlan	690	12	421	3,408.3	(39.0)	3,725	1,955	2,527	29.3	(32.2)
OAX	Oaxaca	11,570	178	11,695	6,470.2	1.1	68,157	40,433	43,891	8.6	(35.6)
TAP	Tapachula	1,214	134	989	638.1	(18.5)	6,370	3,680	3,617	(1.7)	(43.2)
VER	Veracruz	5,622	197	6,743	3,322.8	19.9	32,406	15,965	30,449	90.7	(6.0)
VSA	Villahermosa	1,665	1,096	2,172	98.2	30.5	9,831	7,725	10,677	38.2	8.6
Traffic Total Mexico		2,887,405	278,443	2,681,950	863.2	(7.1)	17,450,634	8,524,880	12,424,008	45.7	(28.8)
CUN	Cancun	2,182,405	175,419	2,090,110	1,091.5	(4.2)	13,214,393	6,242,984	9,508,028	52.3	(28.0)
CZM	Cozumel	45,245	2,199	53,337	2,325.5	17.9	327,415	168,888	226,596	34.2	(30.8)
HUX	Huatulco	70,738	2,663	58,208	2,085.8	(17.7)	470,776	228,609	283,919	24.2	(39.7)
MID	Merida	227,374	32,038	178,131	456.0	(21.7)	1,335,162	709,736	869,557	22.5	(34.9)
MTT	Minatitlan	12,812	2,049	8,771	328.1	(31.5)	74,344	35,639	48,038	34.8	(35.4)
OAX	Oaxaca	93,041	13,384	80,491	501.4	(13.5)	535,401	329,397	380,183	15.4	(29.0)
TAP	Tapachula	31,957	10,567	35,137	232.5	10.0	187,290	124,484	188,019	51.0	0.4
VER	Veracruz	122,077	19,698	96,527	390.0	(20.9)	704,387	364,191	495,006	35.9	(29.7)
VSA	Villahermosa	101,756	20,426	81,238	297.7	(20.2)	601,466	320,952	424,662	32.3	(29.4)

Us Passenger Traffic, San Juan Airport (LMM)
		June			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
SJU Total		888,007	214,008	1,009,754	371.8	13.7	2,542,116	2,542,116	4,436,229	74.5	74.5
Domestic Traffic		779,040	211,203	953,969	351.7	22.5	2,332,728	2,332,728	4,259,734	82.6	82.6
International Traffic		108,967	2,805	55,785	1,888.8	(48.8)	209,388	209,388	176,495	(15.7)	(15.7)

Colombia Passenger Traffic Airplan
		June			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		859,643	1,292	727,273	56,190.5	(15.4)	4,757,830	2,274,472	3,329,524	46.4	(30.0)
MDE	Rionegro	627,764	345	511,643	148,202.3	(18.5)	3,445,225	1,623,659	2,243,639	38.2	(34.9)
EOH	Medellin	90,404	536	77,891	14,431.9	(13.8)	509,668	243,648	408,086	67.5	(19.9)
MTR	Monteria	81,985	155	91,358	58,840.6	11.4	472,767	259,634	437,126	68.4	(7.5)
APO	Carepa	18,862	72	17,924	24,794.4	(5.0)	104,357	50,493	92,512	83.2	(11.4)
UIB	Quibdo	32,905	178	24,777	13,819.7	(24.7)	180,079	83,763	129,556	54.7	(28.1)
CZU	Corozal	7,723	6	3,680	61,233.3	(52.4)	45,734	13,275	18,605	40.2	(59.3)
International Traffic		177,105	1,252	147,425	11,675.2	(16.8)	857,136	400,578	547,108	36.6	(36.2)
MDE	Rionegro	177,105	1,252	147,425	11,675.2	(16.8)	857,136	400,578	547,108	36.6	(36.2)
EOH	Medellin	-					-
MTR	Monteria	-	-	-			-	-	-
APO	Carepa	-	-	-			-	-	-
UIB	Quibdo	-	-	-			-	-	-
CZU	Corozal	-	-	-			-	-	-
Traffic Total Colombia		1,036,748	2,544	874,698	34,282.8	(15.6)	5,614,966	2,675,050	3,876,632	44.9	(31.0)
MDE	Rionegro	804,869	1,597	659,068	41,169.1	(18.1)	4,302,361	2,024,237	2,790,747	37.9	(35.1)
EOH	Medellin	90404	536	77,891	14,431.9	(13.8)	509,668	243,648	408,086	67.5	(19.9)
MTR	Monteria	81,985	155	91,358	58,840.6	11.4	472,767	259,634	437,126	68.4	(7.5)
APO	Carepa	18,862	72	17,924	24,794.4	(5.0)	104,357	50,493	92,512	83.2	(11.4)
UIB	Quibdo	32,905	178	24,777	13,819.7	(24.7)	180,079	83,763	129,556	54.7	(28.1)
CZU	Corozal	7,723	6	3,680	61,233.3	(52.4)	45,734	13,275	18,605	40.2	(59.3)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com